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
                                                                                     OMB APPROVAL
                                 UNITED STATES                             OMB number:          3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                  Expires:     December 31, 1997
                            WASHINGTON, D.C.  20549                        Estimated average burden
                                                                           hours per response . . . 14.90

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 15)*


                         Dreyer's Grand Ice Cream, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  261878-10-2
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/95)                  Page 1 of 5 pages

CUSIP No. 261878-10-2                    13G                Page 2 OF 5 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WILLIAM F. CRONK, III, individually and as Co-trustee of the Cronk Revocable Trust dated December 30, 1981.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                          (a) [ ]
                                                              (b) [ ]

       SEC USE ONLY
   3

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       United States

                                   SOLE VOTING POWER
                              5
         NUMBER OF                 342,280*

          SHARES           --------------------------------------------------
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   1,699,922
         OWNED BY
                           --------------------------------------------------
           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 342,280*

          PERSON           --------------------------------------------------
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   1,699,922

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       2,042,202

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10
            Row (9) excludes 42,000 shares which are held in irrevocable trusts for the benefit of Mr. Cronk's sons. Mr. Cronk does not have investment
  X or voting power over such shares and declaims beneficial ownership of such shares.

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       7.46%

       TYPE OF REPORTING PERSON*
  12
       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

* As of March 1, 1998, Mr. Cronk has the right to acquire this number of shares pursuant to the Issuer's stock option plans.


                               Page 2 of 5 pages

CUSIP No. 261878-10-2                    13G                Page 3 OF 5 PAGES


       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       JANET M. CRONK, individually and as Co-trustee of the Cronk Revocable Trust dated December 30, 1981.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                          (a) [ ]
                                                              (b) [ ]

       SEC USE ONLY
   3

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       United States

                                   SOLE VOTING POWER
                              5
         NUMBER OF                 -0-

          SHARES           --------------------------------------------------
                                   SHARED VOTING POWER
       BENEFICIALLY           6
                                   1,699,922
         OWNED BY
                           --------------------------------------------------
           EACH                    SOLE DISPOSITIVE POWER
                              7
         REPORTING                 -0-

          PERSON           --------------------------------------------------
                                   SHARED DISPOSITIVE POWER
           WITH               8
                                   1,699,922

       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       1,699,922

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
  10        Row (9) excludes 42,000 shares which are held in irrevocable trusts for the benefit of Mrs. Cronk's sons. Mrs. Cronk does not have investment or voting power over such shares and declaims beneficial
  X    ownership of such shares.

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
       6.29%

       TYPE OF REPORTING PERSON*
  12
       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 5 pages

WILLIAM F. CRONK, III AND JANET M. CRONK
CUSIP NO. 261878-10-2

                                  SCHEDULE 13G


Item 1(a).   Name of Issuer: Dreyer's Grand Ice Cream, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                   5929 College Avenue
                   Oakland, California  94618

Item 2(a).   Name of Person Filing:   William F. Cronk, III and
                                      his wife, Janet M. Cronk

Item 2(b).   Address of Principal Business Office:

                   5929 College Avenue
                   Oakland, California  94618

Item 2(c).   Citizenship: United States

Item 2(d).   Title of Class of Securities:   Common Stock, $1.00
                                             Par Value

Item 2(e).   CUSIP Number: 261878-10-2

Item 3.      Not applicable.

Item 4.      Ownership:

             (a)   Amount Beneficially Owned as of December 31, 1997: 2,042,202

             (b)   Percent of Class:  7.46%

             (c)   Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote: 342,280*
                   (ii)  Shared power to vote or to direct the vote: 1,699,922**
                   (iii) Sole power to dispose or to direct the disposition of:
                         342,280*
                   (iv) Shared power to dispose or to direct the disposition of: 1,699,922**

              * As of March 1, 1998, Mr. Cronk has the right to acquire this number of shares pursuant to the Issuer's stock option plans.
             ** These shares are held directly by William F. Cronk, III and Janet M. Cronk as Co-trustees of the Cronk Revocable Trust UTA dated December 30, 1981.

WILLIAM F. CRONK, III AND JANET M. CRONK
CUSIP NO. 261878-10-2

                                  SCHEDULE 13G


Item 5.      Ownership of Five Percent or Less of Class:  Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             1,699,922 of the shares reported herein are held directly by William F. Cronk, III and Janet M. Cronk as Co-trustees of the Cronk Revocable Trust UTA dated December 30, 1981.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:
             Not applicable.

Item 8. Identification and Classification of Member of the Group: Not applicable.

Item 9.      Notice of Dissolution of Group:  Not applicable.

Item 10.     Certification:  Not applicable.

             Signature.

                   After reasonable inquiry and to the best of our knowledge
             and belief, we certify that the information set forth in this statement is true, complete and correct.

             Date: February 4, 1998.


                           /s/  William F. Cronk
                         -----------------------------------
                         William F. Cronk, III, individually
                         and as Co-trustee of the Cronk
                         Revocable Trust UTA dated December
                         30, 1981



                           /s/  Janet M. Cronk
                         ------------------------------------
                         Janet M. Cronk, individually and
                         as Co-trustee of the Cronk Revocable
                         Trust UTA dated December 30, 1981


                                  Page 5 of 5